SUB-ITEM 77E

                           VAN KAMPEN EQUITY TRUST II

   LEGAL PROCEEDINGS INVOLVING INVESCO VAN KAMPEN INTERNATIONAL ADVANTAGE FUND

         AVERY JACKSON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED V. VAN KAMPEN SERIES FUND INC. AND VAN KAMPEN INVESTMENT ADVISORY CORP. On December 18, 2003, a class action was filed alleging defendants failed to make daily adjustments for fluctuations between the US and foreign markets in calculating net asset values in the Van Kampen International Magnum Fund, which subsequently reorganized into the Van Kampen International Advantage Fund, n/k/a the Invesco Van Kampen International Advantage Fund, thereby exposing long-term shareholders to market timing trades. This matter is stayed pending the Appeal in a companion case (Kircher v. Putnam). On January 6, 2010, the Fifth District issued a ruling in Kircher holding on identical facts that the plaintiffs' claims were precluded under SLUSA and ordered the Circuit Court to dismiss the case. The petition for rehearing filed by the plaintiff in Kircher was denied. On March 30, 2010, the appellate court issued a mandate remanding the case back to the trial court to be dismissed with prejudice. Plaintiff in Kircher then filed a motion to amend its complaint, which has yet to be ruled on by the trial court. Based on the appellate court's ruling, Van Kampen intends to file a motion to have its case, which is based on identical facts as Kircher, dismissed as well.

         More detailed information regarding each of the civil lawsuits identified above, including the parties to the lawsuits and summaries of the various allegations and remedies sought, can be found in the Fund's Statement of Additional Information.